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STUART STRAUSS

stuart.strauss@dechert.com
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March 15, 2013

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

          Thank you for your telephonic comments received on February 4, 2013 regarding the registration statements on Form N-1A for the Trust with respect to Market Vectors Agribusiness ETF (“Agribusiness ETF”) and Market Vectors Solar Energy ETF (“Solar Energy ETF” and, collectively with Agribusiness ETF, the “Funds” and individually a “Fund”), each a series of the Trust, filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2013. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments, which are applicable to both Funds unless otherwise noted, and provide any responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Comment 1.	Please confirm that the Adviser cannot recoup fees waived or expenses reimbursed.

	Response 1.	The Adviser cannot recoup fees waived or expenses reimbursed.

Comment 2.	Please file the agreement under which the Adviser has agreed to waive fees for the Fund in an amendment to the Trust’s registration statement.

	Response 2.	We respectfully acknowledge the comment; however, we note that there is no written agreement for such waiver as the terms of the arrangement are evidenced by the disclosure in the prospectus.

Comment 3.

The staff notes the disclosure in footnote (a) regarding the ability of the Fund’s Board of Trustees (the “Board”) to discontinue all or a portion of the expense limitation. Please clarify whether the Board would be acting at the direction of the Adviser if this were to occur.

Response 3.

We respectfully acknowledge the comment; however, we believe the existing disclosure is appropriate as the Board’s determination to discontinue all or a portion of the expense limitation may, but is not required to be, at the direction of the Adviser.

Comment 4.

Please revise the “Principal Investment Strategies” section to: (i) identify the types of securities (e.g., equity or depositary receipts) included in the Index; (ii) state the number of securities included in the Index and the market capitalization range; and (iii) if applicable, specify whether the Index includes securities of foreign or emerging market issuers, adding related risk disclosure if necessary.

	Response 4.	The disclosure has been revised accordingly.

Comment 5.	Please supplementally explain to the staff how the risk of investing in the information technology sector is applicable to the Solar Energy ETF.

	Response 5.	Currently, most of the Index constituents are in the information technology sector.

Comment 6.	Please consider adding disclosure in the “Principal Investment Strategies” section regarding the Fund’s non-diversified status.

	Response 6.	We respectfully acknowledge the comment; however, we believe the existing disclosure is appropriate.

Comment 7.	Please include the disclosure required by Item 8 of Form N-1A regarding payments to broker/dealers and other financial intermediaries.

	Response 7.	Because no such payments are made by the Adviser, this disclosure is omitted as permitted by Item 8.

Comment 8.	Please revise the risk disclosure in the statutory portion of the Fund’s prospectus to conform with changes made in response to comments on the corresponding summary risk factors.

	Response 8.	The disclosure has been revised accordingly.

Comment 9.

Please revise the “Additional Risks—Risks of Investing in Derivatives” to specifically discuss the types of derivative investments that are contemplated. Note the Staff’s position that if the Fund can write credit default swaps it must “cover” such positions up to the full notional amount.

Response 9.

We respectfully acknowledge the comment; however, we believe the existing disclosure is appropriate as the Fund does not currently contemplate investments in specific derivatives but may do so to a limited extent in the future.

* * * * *

As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	neither Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to contact me at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss